Mail Stop 6010

      March 16, 2006


Via U.S. Mail and Facsimile to (408) 434-5351

David A. Zinsner
Chief Financial Officer
Intersil Corporation
1001 Murphy Ranch Road, Suite 1
Milpitas, CA	95035


	Re:	Intersil Corporation
		Form 10-K for the Fiscal Year Ended December 30, 2005
		Filed March 6, 2006
      File No. 000-29617


Dear Mr. Zinsner:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form 10-K for the Fiscal Year Ended December 30, 2005

Consolidated Statements of Operations, page 43

1. We note the presentation of your amortization of unearned compensation from deferred stock units as a separate line item in this statement. Note that the expense related to share-based payment arrangements should be classified in the same line or lines as cash compensation paid to employees. Please revise future filings to properly reflect the amortization of unearned compensation as research and development and selling, general and administrative expenses, as appropriate. As indicated in SAB Topic 14-F, you may present the related compensation charges in a parenthetical note to the appropriate income statement line items. That guidance also indicates that you may present the information in the notes to the financial statements or within MD&A. Alternatively, please tell us how your current presentation complies with SAB Topic 14-F or other applicable literature.

Note 12 - Segment Information, page 62

2. We note that you operate in one industry, high performance integrated circuits, and conclude that you are comprised of one operating segment as defined by paragraph 10 of SFAS 131. However, we note on page 56, your disclosure that you have two reporting units,
Analog Systems Processing and Power Management. Please discuss why your reporting units are not considered operating segments under SFAS
131. If you are aggregating your operating segments, supplementally tell us why you believe the segments meet the aggregation criteria outlined in paragraph 17 of SFAS 131, including why you believe the segments have similar economic characteristics. We may have further comments after reviewing your response.

Item 9A. Controls and Procedures, page 78

3. Item 308(c) of Regulation S-K requires you to disclose any change in the company`s internal control over financial reporting that occurred during the company`s fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the company`s internal control over financial reporting. Accordingly, please revise the filing to discuss all changes in your internal control over financial reporting which has materially affected, or is reasonably likely to materially affect, the company`s internal control over financial reporting, or alternatively, please definitively state that there has been no such change. Please revise to comply or advise us how you have already complied with Item 308(c).

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at
(202) 551-3554.


								Sincerely,



								Jay Webb
								Reviewing Accountant

David A. Zinsner
Intersil Corporation
March 16, 2006
Page 1